                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ______________
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)

                               Forum Group, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, Without Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  34 984 1304
- --------------------------------------------------------------------------------
                                (CUSIP Number)

             Alan C. Leet, Esq., Rogers & Hardin, 2700 Cain Tower
              229 Peachtree Street, N.E., Atlanta, Georgia  30303
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 29, 1994
- --------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]



     Check the following box if a fee is being paid with this statement. [_]




                              Page 1 of 23 Pages
                                        --

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 34 984 1304                                    PAGE 2 OF _ PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      HEALTHCARE RESOURCES I, L.P.
      36-3890672

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                            [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of _ pages

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 34 984 1304                                    PAGE 3 OF _ PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      EH RESOURCES, INC.
      36-3885961

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                            [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Georgia

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of _ pages

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 34 984 1304                                    PAGE 4 OF _ PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      EVERGREEN HEALTHCARE, INC

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                            [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Georgia

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of _ pages

     This Amendment No. 9 supplements and amends the Statement on Schedule 13D filed on February 11, 1993, as amended by Amendment No. 1, filed on April 16, 1993, and Amendment No. 2, filed on April 21, 1993, by Evergreen Healthcare Ltd., L.P., an Indiana limited partnership, and Omega/Indiana Care Corp., a Delaware corporation, and by Amendment No. 3, filed on June 16, 1993, and Amendment No. 4, filed on June 23, 1993, by Evergreen Healthcare Ltd., L.P., Omega/Indiana Care Corp., Healthcare Resources I, L.P., a Delaware limited partnership, EH Resources, Inc., a Georgia corporation, and National Heritage, Inc., a Georgia corporation, and by Amendment No. 5, filed on July 27, 1993, Amendment No. 6, filed on August 23, 1993, and Amendment No. 7, filed on September 1, 1993, and Amendment No. 8, filed January 5, 1994, by Healthcare Resources I, L.P., EH Resources, Inc. and Evergreen Healthcare, Inc. (as heretofore supplemented and amended, the "Schedule 13D"). Capitalized terms used herein which are not otherwise defined are so used with the respective meanings ascribed to them in the Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

          This Statement is filed on behalf of Healthcare Resources I, L.P., a Delaware limited partnership ("Resources I"), EH Resources, Inc., a Georgia corporation and the sole general partner of Resources I ("EHR"), and Evergreen Healthcare, Inc., the owner of all the issued and outstanding equity securities of EHR ("Evergreen") (Resources I, EHR and Evergreen, collectively, the "Reporting Persons"). The principal business of Resources I is to make equity investments in Forum Group. The principal business of EHR is to act as the sole general partner of Resources I. The principal business of Evergreen is to engage in the management, operation and performance of accounting services for intermediate and skilled long-term care facilities providing nursing care to persons who do not require the services of an acute care hospital.

          The address of the principal businesses and offices of Resources I and EHR is 184 Shuman Boulevard, Suite 200, Naperville, Illinois 60563. The address of the principal business and office of Evergreen is 11350 N. Meridian, Suite 200, Carmel, Indiana 46032. Schedule I hereto, which is
                                                   ----------
     incorporated herein by this reference, sets forth the name, business or residential address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the executive officers and directors of EHR and Evergreen. Resources I has no executive officers or directors.

          The Reporting Persons may together constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          None of the Reporting Persons and, to their knowledge, none of the individuals identified in Schedule I hereto has, during the last five
                               ----------
     years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     On November 29, 1994, each of Forum Holdings and Apollo entered into an agreement with Resources I to purchase all of the shares of Common Stock and Investor Warrants beneficially owned by Resources I in privately negotiated transactions (collectively the "November Stock Sale"). The aggregate purchase price for the shares of Common Stock and the Investor Warrants purchased by Forum Holdings and Apollo in the November Stock Sale was $16.3 million. Of the 2,292,056 shares of Common Stock and Investor Warrants purchased in the November Stock Sale, Forum Holdings purchased 1,146,028 shares and 50% of the Investor Warrants (of which Investor Warrants representing the right to purchase 576 shares of Common Stock are currently exercisable for a nominal consideration) for $8,169,553.30 (or approximately $7.13 per share) and Apollo purchased 1,146,028 shares and 50% of the Investor Warrants (of which Investor Warrants representing 576 shares of Common Stock are currently exercisable for a nominal consideration) for $8,169,553.30 (or approximately $7.13 per share).

          (a) Immediately following the consummation of the November Stock Sale, Resources I owned directly no shares of Common Stock.

          (b) The number of shares of Common Stock as to which there is sole power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement, and such information is incorporated herein by this reference.

          (c) Except as otherwise disclosed in this Statement, none of the Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.

          (d) The Reporting Persons have the sole right to receive the dividends from, or proceeds from the sale of, no shares of Common Stock.

          (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the class of securities covered by this Statement on November 29, 1994.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding the following immediately prior to the last paragraph thereof:

          As a result of the November Stock Sale, Resources I beneficially owns no shares of Common Stock, and has relinquished all rights and obligations under the Shareholders' Agreement and the Registration Rights Agreement and is no longer deemed to be an "Investor" as used in the above description of the Shareholders' Agreement and Registration Rights Agreement.
     Accordingly, Resources I understands that commencing November 29, 1994 and at all times prior to the 1996 Annual Meeting, the Board of Directors of Forum Group will consist of eleven persons: (i) three persons nominated by Apollo, (ii) three persons nominated by Forum Holdings and (iii) five persons acceptable to each of Forum Holdings and Apollo. William G. Petty, Jr., representative of Resources I to the Board of Directors of Forum Group, has tendered his resignation as a member of the Board of Directors of Forum Group, to be effective upon acceptance by the Board of Directors of Forum Group.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.         Description
     -----------         -----------
          1              Agreement in Principle*
          2              Agreements of the Reporting Persons with respect to the
                         filing of this Statement (included in signature pages)
          3              April 13 Letter Agreement*
          4              Definitive Agreement*
          5              June 4 Ruling*
          6              June 6 Agreement*
          7              Assignment Agreement*
          8              June 14 Agreement*
          9              Registration Rights Agreement*
         10              Shareholders' Agreement*
         11              Stock Purchase Agreement*
         12              Purchase Agreement and Waiver (Forum
                         Holdings)
         13              Purchase Agreement and Waiver (Apollo)

____________________
*previously filed

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct and agree that this Statement may be filed jointly with EH Resources, Inc. and Evergreen Healthcare, Inc.


Dated:  November 30, 1994           HEALTHCARE RESOURCES I, L.P.


                                    BY:  EH Resources, Inc.
                                         Its General Partner


                                    BY:  /s/ William G. Petty, Jr.
                                        --------------------------
                                         William G. Petty, Jr.,
                                         President and Chief
                                         Executive Officer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct and agree that this Statement may be filed jointly with Healthcare Resources I, L.P. and Evergreen Healthcare, Inc.

Dated:  November 30, 1994                EH RESOURCES, INC.



                                         BY:  /s/ William G. Petty, Jr.
                                             ---------------------------
                                              William G. Petty, Jr.,
                                              President and Chief
                                              Executive Officer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct and agree that this Statement may be filed jointly with Healthcare Resources I, L.P. and EH Resources, Inc.


Dated:  November 30, 1994                EVERGREEN HEALTHCARE, INC.



                                         BY:  /s/ William G. Petty, Jr.
                                             ----------------------------
                                              William G. Petty, Jr.,
                                              Chairman, President and
                                              Chief Executive Officer

                                  SCHEDULE I
                                  ----------

     EHR. The names, business or residence addresses and present principal occupations of all the directors and executive officers of EHR, all of whom are U.S. citizens, are:

                         Positions               Residence or                   Principal
   Name                  With  EHR               Business Address               Occupation
   ----                  ---------               ----------------               ----------
William G. Petty, Jr.    President, Chief        184 Shuman Blvd., Suite 200,   President, CEO and
                         Executive Officer and   Naperville, IL  60563          Chairman of the Board of
                         Director                                               Evergreen

Keith J. Yoder           Vice President,         11350 N. Meridian, Suite       Vice President,
                         Secretary, Treasurer    200,                           Secretary
                         and Director            Carmel, Indiana  46032         and CFO of Evergreen

John W. Kneen            Vice President and      184 Shuman Blvd., Suite 200,   Vice President-CFO of
                         Director                Naperville, IL  60563          Evergreen Housing
                                                                                Partners, Inc.

     EVERGREEN. The names, addresses and present principal occupations of all the directors and executive officers of Evergreen, all of whom are U.S. citizens, are:

                           Positions                       Residence or
   Name                    with  Evergreen                 Business Address                 Principal Occupation
   ----                    ---------------                 ----------------                 --------------------
William G. Petty, Jr.    President, Chief          184 Shuman Blvd., Suite 200,         President, CEO and
                         Executive Officer and     Naperville, IL  60563                Chairman of the Board of
                         Director                                                       Evergreen

Keith J. Yoder           Vice President,           11350 N. Meridian, Suite 200,        Vice President, Secretary
                         Secretary, Treasurer      Carmel, Indiana  46032               and CFO of Evergreen
                         and Director

John W. Kneen            Vice President of         184 Shuman Blvd., Suite 200,         Vice President of
                         Corporate Development     Naperville, IL  60563                Corporate Development and
                         and Assistant                                                  Assistant Secretary of
                         Secretary                                                      Evergreen

Donald D. Finney         Vice President and        11350 N. Meridian, Suite 200,        Vice President and COO of
                         COO                       Carmel, IN  46032                    Evergreen

Essel W. Bailey, Jr.     Director                  905 W. Eisenhower Circle,            President, CEO and
                                                   Suite 101, Ann Arbor, MI             Director, Omega
                                                   48103                                Healthcare Investors,
                                                                                        Inc., a healthcare
                                                                                        investment trust

Thomas F. Franke         Director                  6360 Jackson Road, Suite F,          Chairman, Cambridge
                                                   Ann Arbor, MI  48103                 Partners, Inc., a real
                                                                                        estate development firm

Robert M. Galecke        Director                  5956 Sherry Lane, Suite 2001,        Principal Pate, Winters &
                                                   Dallas, TX  75225                    Stone, Inc., a consulting
                                                                                        firm providing corporate
                                                                                        finance, crisis
                                                                                        management and related
                                                                                        services

Robert Haveman           Director                  One Prince Center, Holland, MI       Secretary/Treasurer,
                                                   49423                                Prince Corporation, an
                                                                                        automotive interior trim
                                                                                        manufacturer

David G. Herzer          Director                  13355 Braemar Drive, Elm             Private Investor and
                                                   Grove, WI  53122                     retired Commercial Banker

Ronald G. Kenny          Director                  2215 York Road, Suite 200, Oak       Vice President-Finance,
                                                   Brook, IL  60521                     Huizenga Capital
                                                                                        Management, a privately-
                                                                                        held investment
                                                                                        management company

James A. Verbrugge       Director                  Brooks Hall, University of           Professor of Finance and
                                                   Georgia, College of Business         Chairman of Department of
                                                   Administration, Athens, GA           Banking and Finance,
                                                   30602                                University of Georgia


                                 EXHIBIT INDEX
                                 -------------


                                                 PAGINATION BY
                                              SEQUENTIAL NUMBERING
EXHIBIT                DESCRIPTION                   SYSTEM
- -------                -----------            --------------------

   1           Agreement in Principle                    *
   2           Agreements of the Reporting
               Persons with respect to the
               filing of this Statement
               (included in signature pages)
   3           April 13 Letter Agreement                 *
   4           Definitive Agreement                      *
   5           June 4 Ruling                             *
   6           June 6 Agreement                          *
   7           Assignment Agreement                      *
   8           June 14 Agreement                         *
   9           Registration Rights Agreement             *
  10           Shareholders' Agreement                   *
  11           Stock Purchase Agreement                  *
  12           Purchase Agreement and Waiver            14
               (Forum Holdings)
  13           Purchase Agreement and Waiver            19
               (Apollo)

_______________________
*  previously filed